Exhibit 99.1

Titan Medical Announces Election of Three New Independent Members to Its Board of Directors

TORONTO--(BUSINESS WIRE)--October 7, 2020--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design and development of robotic surgical technologies for single access surgery, today announced the election of Paul Cataford, Anthony J. Giovinazzo and Cary G. Vance to its Board of Directors. All three individuals were nominated by the Board and were approved by shareholders voting at the Company’s Annual and Special Meeting of Shareholders on September 30th (the “AGM”). Subsequent to the AGM, the Board held a meeting and the following elections to Board committees were made:

  Audit Committee
    Chair – Paul Cataford
    Members – Anthony Giovinazzo, Cary Vance
    All three members are independent and audit committee financial experts
  Compensation Committee
    Chair – Cary Vance
    Members – Paul Cataford, Anthony Giovinazzo
  Governance and Nominating Committee
    Chair – Anthony Giovinazzo
    Members – Cary Vance, Paul Cataford

In addition, the Board elected Paul Cataford as Lead Independent Director for a one-year term.

The new directors join David McNally, Chairman of the Board, CEO and President of Titan Medical, and Director Stephen Randall, who recently retired from the company as CFO after serving the Company for over 10 years. The Board now consists of a majority of independent corporate directors.

“We strategically sought this strong team, with its significant experience leading young companies with innovative technologies through highly regulated environments to commercialization,” said David McNally, Chairman, President and CEO of Titan Medical Inc. “We’ve had a very productive first meeting, designating committee chairmanships for governance, reporting and communication, and compensation. This active board is already undertaking the initiative to develop and execute a comprehensive investor communications strategy based on the best practices of similar development stage companies.”

About Paul Cataford

Mr. Cataford is the CEO and co-founder of Zephyr Sleep Technologies Inc., a medical device company specializing in the treatment and diagnoses of sleep-disordered breathing. He brings significant technology transfer and early stage company experience to Titan Medical’s board and has served as independent corporate director on a number of public boards of directors at companies listed on the TSX, Nasdaq and TSXV including: Sierra Wireless, Inc., Trakopolis IoT Corp., SemiBioSys Genetics Inc., and AGJunction Inc. Mr. Cataford has a Bachelor of Science degree in Mechanical Engineering from Queen’s University, an MBA specializing in Finance from Schulich School of Business at York University, and is a graduate of the Institute of Corporate Directors - Directors College, Rotman School of Business at the University of Toronto.

About Anthony J. Giovinazzo

Mr. Giovinazzo is a Director and Governance/Nominating Committee Chair on Titan Medical’s board of directors. As such, he will drive continuous improvement of the Company’s governance practices, and has already overseen the appointment of qualified independent committee chairs and a lead independent director. Mr. Giovinazzo is a director and executive chairman on the board of Sublimity Therapeutics, a private late clinical stage biopharmaceutical company addressing gastrointestinal and autoimmune diseases. He is a co-inventor of the recent FDA approved drug Kynmobi, developed by Cynapsus Therapeutics Inc. (Nasdaq: CYNA) where Mr. Giovinazzo was also CEO and a director until Cynapsus was acquired in an industry leading all-cash transaction with Sunovion Pharmaceuticals Inc. for CAD $841 million. In 2017, Mr. Giovinazzo was chosen as the inaugural recipient of the Bloom Burton Award. Mr. Giovinazzo has a Chartered Director (C.Dir.) and Audit Committee Certification (ACC) from The Directors College and the DeGroote School of Business at McMaster University. He received a Bachelor of Arts degree in Economics and Accounting from McMaster University and an MBA from IMD Geneva, Switzerland.

About Cary G. Vance

Mr. Vance is a Director and the Company’s Compensation Committee Chair and will lead and update the Company’s compensation policies and philosophies. Mr. Vance serves on the AdvaMed Accel Board of Directors and is currently Principal, Vance Consulting Group, LLC., and was most recently President and CEO at OptiScan Biomedical Corporation. He previously served as President and CEO at Myoscience Incorporated, and President and CEO of Hansen Medical Inc. Prior to Hansen, Mr. Vance served in various global executive leadership roles at Teleflex, Covidien and GE Healthcare. Mr. Vance is Lean/Six Sigma Black Belt certified, and earned a Bachelor of Arts degree in Economics and an MBA from Marquette University.

Additional biographical information on all three new members of the Board can be found on the Company’s website.

About Titan

Titan Medical Inc. is focused on robotic-assisted technologies for application in minimally invasive surgery (“MIS”). Enos, by Titan Medical, is being developed to become the new standard of care in robotic single access surgery, and comprises a surgeon-controlled patient cart that includes a dual-view camera system with 3D and 2D high-definition vision systems and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an ergonomic interface to the MIS procedure performed through the patient cart. With the Enos system, Titan intends to initially pursue gynecologic surgical indications.

For more information, visit www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Report on Form 20F dated March 30, 2020 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Monique L. Delorme
Chief Financial Officer
+1-416-548-7522
info@titanmedicalinc.com